

February 12, 2013

Via E-mail
James R. Stewart
Chief Financial Officer
Rimage Corporation
7725 Washington Avenue South
Edina, Minnesota 55439

> **Re:** **Rimage Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the quarter ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 000-20728**

Dear Mr. Stewart:

We have reviewed your letter dated January 7, 2013 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 21, 2012.

Form 10-Q for the Quarter Ended September 30, 2012

Goodwill and Intangible Assets, page 10

1. We note in your response to prior comment 2 you identified certain factors in determining that impairment triggering events had not occurred for the first and second quarters. Please tell us how you considered ASC 350-20-35-3F, 35-3G and 35-30 in your evaluation. Please clarify how the margin between the fair value and the carrying value of the reporting unit was considered in evaluating each event noted in your response. Explain how you considered the severity of the decline in your stock price in addition to

the numerous events noted in your response that in aggregate appear to represent triggering events that would prompt an interim impairment test. Explain why you believe that deeming an event as "temporary" is sufficient when the events identified appears to indicate that the fair value of the reporting unit might be below its carrying value. Provide an analysis to explain why the various known events noted in your response were overcome by the subjective belief that the performance of your stock and operating results would "rebound". Further, explain how the weighting, if any, of each event, circumstance, and underlying cause of impairment indicators was applied to determine that the totality of these events and circumstances did not require the Company to perform Step 1 and 2 of the impairment test.

2.   We also note in your response to prior comment 2 that you disclose certain reasons for impairment. In this regard, please ensure that you provide a description of the detail facts and circumstances that led to the goodwill impairment charge as required by ASC 350-20-50-2.

You may contact Amanda Kim at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief